Exhibit 99.1

Kenon Schedules First Quarter 2019 Results Release For
Thursday, May 30, 2019

- Conference Call Scheduled for May 30, 2019 at 9:00 am Eastern Time -

Singapore, May 23, 2019. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announced today that it will be releasing its first quarter 2019 results on Thursday, May 30, 2019.

Kenon will also host a conference call the same day, starting at 9:00 am Eastern Time. Kenon’s and OPC’s management will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

Singapore:	3158-3851
US:	1-866-652-8972
Israel:	03- 9180687
UK:	0-800-051-8913
International:	+65-3158-3851

At: 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 9:00 pm Singapore Time.

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com beginning 24 hours after the call.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	OPC Energy (76% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;

•	Qoros (24% interest1) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

1 Kenon has agreed to sell half of its 24% interest to the majority shareholder in Qoros; upon completion of this sale, Kenon will hold a 12% interest in Qoros

Contact Info

Kenon Holdings Ltd.

Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +65 6351 1780